CERTIFICATE OF AMENDMENT
TO THE
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
TENGION, INC.
a Delaware Corporation

Tengion, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: The Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on July 10, 2003.

SECOND: The Certificate of Incorporation was amended and restated by the filing of a Fourth Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate”) with the Secretary of State of Delaware on April 14, 2010. The Amended and Restated Certificate was most recently amended by the filing of a certificate of amendment on November 27, 2012.

THIRD: This Certificate of Amendment amends the Amended and Restated Certificate and has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

FOURTH: The Amended and Restated Certificate is hereby amended by deleting the first paragraph of Article IV “Capital Stock” and replacing it as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is TEN BILLION TEN MILLION (10,010,000,000) shares, of which (i) TEN BILLION (10,000,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) TEN MILLION (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 25th day of February, 2014.

By: /s/ A. Brian Davis
Name: A. Brian Davis
Title: Chief Financial Officer and Senior Vice President, Finance